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Reza pishva

reza.pishva@dechert.com
+1 202 261 3459 Direct
+1 202 261 3333 Fax

May 1, 2007

VIA EDGAR

Mr. Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ING Equity Trust — ING SmallCap Value Choice Fund
(File No. 811-08817)

Dear Mr. Thompson:

This letter responds to comments that you provided to me via telephone on April 20, 2007, in connection with your review of the Combined Proxy Statement/Information Statement filed on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act (the “Exchange Act”) on behalf of ING SmallCap Value Choice Fund (the “Fund”), a series of ING Equity Trust (the “Registrant”), on April 13, 2007.  The comments and the Registrant’s responses are as follows:

PROXY STATEMENT COMMENTS

1.                                      Comment.  The cover letter to the Combined Proxy Statement/Information Statement does not mention the Information Statement.  The Staff questions why the Registrant believes it is not required to file the Information Statement regarding the appointment of an unaffiliated sub-adviser with the U.S. Securities & Exchange Commission (the “SEC”).

Response.  The Registrant is relying upon an exemptive order from the SEC granting “manager-of-managers” relief that permits the Fund’s adviser, ING Investments, LLC (“ING Investments”), to enter into a new sub-advisory agreement with an unaffiliated sub-adviser on behalf of the Fund without obtaining shareholder approval of the new sub-advisory agreement (the “Exemptive Order”).(1)  One of the conditions to the Exemptive Order requires shareholders of the Fund to be furnished with an information statement that meets the requirements of

(1) Portfolio Partners, Inc. et al.(812-12160); Release No. IC-25592 (May 24, 2002).

Boston Charlotte Harrisburg Hartford New York Newport Beach Palo Alto Philadelphia Princeton San Francisco Washington DC Brussels Frankfurt London Luxembourg Munich Paris

Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act.  The conditions to the exemptive order do not require the Registrant to file an information statement with the SEC.

In addition, the Registrant believes that the provisions under Rule 14c-2 permits the Registrant to transmit an information statement containing the information specified in Schedule 14C to shareholders without filing the information statement with the SEC.  However, as part of the Combined Proxy Statement/Information Statement, the Registrant has filed the Information Statement, which contains the information specified in Schedule 14C, with the SEC.  Accordingly, the cover letter to the definitive filing of the Combined Proxy Statement/Information Statement will reference the filing of the Information Statement.

2.                                      Comment.  Page 5 of the Proxy Statement discloses that ING Investment Management Co. (“ING IM”) currently manages the Fund pursuant to an interim sub-advisory agreement between the Fund’s investment adviser, ING Investments, and ING IM (the “Interim Agreement”).  Please provide the legal analysis for implementing the Interim Agreement without obtaining prior approval from the Fund’s shareholders.

Response.  The process implemented for approving the Interim Agreement is permitted by interpretations of Rule 15a-4 under the Investment Company Act of 1940 (“1940 Act”), in light of various SEC staff no-action letters and the purpose of Rule 15a-4, as expressed by the SEC at the time it was proposed.

As discussed in the Proxy Statement, in January, NWQ Investment Company, LLC (“NWQ”), the Fund’s sub-adviser, provided notice that NWQ was reaching capacity on the Fund. It was impractical to close the Fund because it is offered to, among others, pension plans, and it would be very difficult logistically to close the Fund without interrupting the availability of a small cap fund for the qualified plans and their participants.  ING Investments therefore recommended to the Board the hiring of one or more sub-advisers in addition to NWQ to manage new inflows.  On March 2, 2007, the Board approved the selection of Kayne Anderson Rudnick Investment Management, LLC (“KAR”) and ING IM as additional sub-advisers to the Fund.  NWQ continues to manage existing assets in a “sleeve” of the Fund.

KAR, which is not affiliated with ING Investments, sub-advises the Fund’s investments without a shareholder vote pursuant to the Exemptive Order.  ING IM, as an affiliate of ING Investments, does not fall within the exemptive relief, and ING IM sub-advises the Fund under the Interim Agreement while the Fund seeks a shareholder vote.  Until the shareholder vote, the sub-advisory fees owed to ING IM under the Interim Agreement — which are lower than those paid to NWQ — will be held in escrow.  Should the shareholders fail to approve the hiring of ING IM as sub-adviser, no sub-advisory fees will be paid to ING IM.

The management of a portion of the new inflows — is now ING IM’s responsibility.  In the Equitec Siebel Fund Group no-action letter (Jul. 3, 1991), the SEC Staff, responding to an investment adviser that wished to hire a sub-adviser without a shareholder vote after its principal portfolio manager resigned, wrote that,

Although the advisory contracts between [the adviser] and the Funds have not been completely assigned, the transfer of portfolio management responsibilities under those contracts to [the sub-adviser], under the circumstances you describe, results in the assignment of substantial portions of those contracts to [the sub-adviser]. We believe that the Funds’ need, under the circumstances you describe, to engage sub-advisers … is analogous to the type of unforeseeable event that Rule 15a-4 was intended to address, and should be analyzed under that Rule.

In Equitec, the original advisory agreement had not terminated.  In proposing Rule 15a-4, the SEC stated the rule was intended to remedy a situation in which “an advisory contract, in effect, has been assigned by virtue of an occurrence that may not be reasonably foreseeable[.]”  See Exemptions for Certain Investment Advisers and Principal Underwriters of Investment Companies, Release No. IC-10809 (Aug. 6, 1979).  Given the purpose expressed by the SEC at that time, the Staff concluded that Rule 15a-4 was applicable to the Equitec facts, even absent technical termination.  While in Equitec, the adviser was unable to manage even existing assets, we believe that the inability of NWQ to accept new inflows was not reasonably foreseeable, and is thus analogous to both Equitec and the concerns that Rule 15a-4 was intended to address.

We further note that in another no-action letter, Wells Fargo Bank, N.A. (Mar. 31, 1998), the Staff permitted an adviser that is part of a large, diverse and well-known financial institution to delegate mutual fund management to a wholly-owned sub-adviser without a shareholder vote.  In Wells Fargo, the Staff emphasized that “[i]n Wells Fargo, the adviser retained responsibility for, and control over, the provision of advisory services to each fund, not only as the primary adviser to each fund, but also as the parent company that wholly-owned the sub-adviser to which it proposed to transfer its advisory operations.  In essence, the only change was the name of the corporate entity performing some of the duties under the existing advisory contracts.”  Implicit in the Wells Fargo letter was the notion that shareholders were looking to “Wells Fargo,” a well-known financial institution, and not to one particular subsidiary versus another.

Finally, the safeguard that prevents ING IM from receiving any sub-advisory fee unless and until the shareholders approve the sub-advisory agreement complies with the protections of Rule 15a-4.  This arrangement is also consistent with the spirit of Rule 15a-1, which permits the hiring of a sub-adviser without prior shareholder approval where the sub-adviser receives no more than de minimis fees.

To prohibit the hiring of ING IM without a prior shareholder vote would result in uncertainty as to which sub-adviser, if any, could manage inflows during the period of time prior to the shareholder vote.  This result, given the facts, would be inconsistent with the intention of Rule 15a-4.  This result would also be incompatible with the Wells Fargo philosophy that applies a more lenient standard to the approval of affiliated sub-advisers under certain circumstances, and inconsistent with both the Equitec Seibel no-action letter and the pronouncements of the SEC in adopting Rule 15a-4.  Finally, such a result would prejudice existing Fund shareholders in denying them the diversification of sub-advisers that the Fund’s adviser and the Board have determined will be most beneficial to the management of the Fund.

3.                                      Comment.  What is the sub-advisory fee that ING Investments pays to ING IM, and how does this fee comply with the requirements of Rule 15a-4 under the 1940 Act?

Response.  Rule 15a-4(b)(1)(i) under the 1940 Act requires that the compensation to be received under an interim contract is no greater than the compensation the adviser would have received under the previous contract.  Under the interpretation suggested in Response 2 above, we believe that the sub-advisory fee payable to ING IM should be measured with reference to the sub-advisory fee currently payable to NWQ.  Accordingly, the sub-advisory fee payable by ING Investments to ING IM is in compliance with the requirement of Rule 15a-4(b)(1)(i).  As disclosed on page 13 of the Proxy Statement, the sub-advisory fee payable by ING Investments to ING IM under the Interim Agreement is 0.3375% on all assets managed by ING IM.  The sub-advisory fee payable by ING Investments to NWQ, the Fund’s current sub-adviser prior to the addition of ING IM, is 0.50% on the first $150 million of the Fund’s assets and 0.60% thereafter.  The sub-advisory fee payable by ING Investments to ING IM is lower than the sub-advisory fee payable by ING Investments to NWQ, and as mentioned above, will be held in escrow pending the shareholder vote.

4.                                      Comment.  Page 11 of the Proxy Statement provides that portfolio managers, Omar Aguilar and Vincent Costa, perform day-to-day management of the ING IM investment sleeve.  Please clarify Mr. Aguilar’s and Mr. Costa’s business experience during the past five years by providing specific dates of employment.  In addition, please describe the roles of each portfolio manager, including any limitations they may have.

Response.  The disclosure in the Proxy Statement has been revised in response to your comment.  A marked page reflecting the changes is attached as Exhibit A.

5.                                      Comment.  Page 12 of the Proxy Statement shows the performance of ING Disciplined Small Cap Value Portfolio (“Disciplined Small Cap Value”), a fund managed by ING IM in a style substantially similar to the Fund.  Please confirm that Disciplined Small Cap Value is the only fund or account that is advised by ING IM in a style substantially similar to the Fund.

Response.  Disciplined Small Cap Value is the only fund or account that is advised by ING IM in a style substantially similar to the Fund.

6.                                      Comment.  Page 12 of the Proxy Statement presents the performance of Disciplined Small Cap Value, a fund managed by ING IM in a style substantially similar to the Fund.

a.  Please include the Fund’s performance in the Proxy Statement, and present the Fund’s performance prior to the performance of Disciplined Small Cap Value.

b.  Please disclose whether Disciplined Small Cap Value’s prior performance is net of all fees and expenses.  In addition, if the actual fees and expenses of Disciplined Small Cap Value are lower than the Fund’s expenses, please include disclosure stating that if the Fund’s higher expenses are taken into account, Disciplined Small Cap Value’s performance would be lower.

c.  With respect to Disciplined Small Cap Value’s performance, please disclose that Disciplined Small Cap Value’s performance is based on past results and is not an indication of future performance.

Response.  We do not believe that including the Fund’s performance is necessary to assist shareholders in making an informed decision regarding the selection of ING IM as an additional sub-adviser to the Fund.  Disciplined Small Cap Value is a relatively new fund with a short performance history of less than a year as compared to the Fund’s longer performance history.  We believe that including the Fund’s performance may be confusing to shareholders.

The Fund’s fees and expenses are higher than Disciplined Small Cap Value’s fees and expenses.  Disciplined Small Cap Value’s performance would be lower if the Fund’s fees and expenses had been used to calculate Disciplined Small Cap Value’s performance.  We have not included this disclosure in the Proxy Statement because we did not include the Fund’s performance in the Proxy Statement.

We have disclosed in the Proxy Statement that Disciplined Small Cap Value’s performance is net of all fees and expenses and that its past performance is not an indication of future results.  A marked page reflecting these changes is attached as Exhibit B.

7.                                      Comment.  Page 14 of the Proxy Statement provides the factors that the Board of Trustees considered in selecting ING IM as an additional sub-adviser to the Fund.  Please elaborate on the factors that the Board considered by discussing what the Board noted in coming to its conclusions regarding each factor.

Response.  We believe that the Proxy Statement discusses in reasonable detail the factors and the conclusions with respect to those factors that formed the basis for the Board of Trustees’ decision in selecting ING IM as an additional sub-adviser to the Fund.  This disclosure has been approved and, in part, prepared by counsel to trustees who are not interested persons of the Trust (“Independent Trustees”) and by the Independent Trustees themselves, and they are comfortable with this disclosure.  In addition, this disclosure is consistent with language we have used in the past, and it meets the requirements of Item 22(c)(11)(i) of Schedule 14A.  Accordingly, we have not modified the disclosure.

INFORMATION STATEMENT COMMENTS

8.                                      Comment.  Page IS-6 of the Information Statement presents the performance of a small-cap value composite of funds managed by KAR in a style substantially similar to the Fund.  Please indicate whether the composite contains all of the funds and accounts that are managed by KAR in a style substantially similar to the Fund.

Response.  The small-cap value composite on page IS-6 of the Information Statement represents the only three funds that are managed by KAR in a style substantially similar to the Fund.  Appendix F of the Combined Proxy Statement/Information Statement sets forth the names of these three funds.

9.                                      Comment.  Page IS-9 of the Information Statement includes disclosure regarding the key risks of investing in the Fund after the change in the Fund’s investment strategies.  Please explain why the disclosure is not included in the Proxy Statement.

Response.  The disclosure in the Proxy Statement has been revised in response to your comment.

10.                               Comment.  Page IS-12 of the Information Statement provides the factors that the Board considered in selecting KAR as an additional sub-adviser to the Fund.  Please elaborate on the factors that the Board considered by discussing what the Board noted in coming to its conclusions regarding each factor.

Response.  We believe that the Proxy Statement discusses in reasonable detail the factors and the conclusions with respect to those factors that formed the basis for the Board of Trustees’ decision in selecting KAR as an additional sub-adviser to the Fund.  This disclosure has been approved and, in part, prepared by counsel to the Independent Trustees and by the Independent Trustees themselves, and they are comfortable with this disclosure.  In addition, this disclosure is consistent with language we have used in the past, and it meets the requirements of Item 22(c)(11)(i) of Schedule 14A.  Accordingly, we have not modified the disclosure.

11.                               Comment.  Please provide the Staff with a “Tandy Letter” with respect to the Combined Proxy Statement/Information Statement.

Response.  The requested representation letter is attached as Exhibit C.

*                                         *              *

If you have any questions, please do not hesitate to contact Jeffrey S. Puretz on 202-261-3358 or me on 202-261-3459.

Best regards,

/s/ Reza Pishva

Attachments

cc:	Huey P. Falgout, Jr.
Paul A. Caldarelli
ING Investments, LLC

Jeffrey S. Puretz
Dechert LLP

EXHIBIT A

Day-to-day management of ING IM’s investment management sleeve is jointly performed by a team led by Omar Aguilar and Vincent Costa.

Omar Aguilar, Ph.D., Head of Quantitative Equities, joined ING IM in July 2004. In his role as Head of Quantitative Equities, Mr. Aguilar leads the development of ING IM’s proprietary quantitative equity platform as well as the quantitative infrastructure employed across ING IM’s fundamental equity strategies. He has over 13 years of quantitative investment experience. Mr. Aguilar joined ING IM from Lehman Brothers, where he served as head of quantitative research for their alternative investment management business from 2002 through 2004. Prior to that, he was a director of quantitative research and portfolio manager with Merrill Lynch Investment Management from July 1999 through January 2002. He earned his M.S. and Ph.D. from the Institute of Statistics and Decision Sciences at Duke University, his B.S. in actuarial sciences and a graduate degree in applied statistics from the Mexican Autonomous Institute of Technology (ITAM). Mr. Aguilar has been published in the “Journal of Business Statistics,” “Proceedings from the American Statistical Association” and “Applied Bayesian Statistics.”

Vincent Costa, CFA, Senior Vice President and Head of Portfolio Management of Quantitative Equity, joined ING IM April 2006. Prior to joining ING IM he was with Merrill Lynch Investment Management, where he worked for the last 7 years in quantitative equity leadership positions, including, most recently as managing director and head of their quantitative investments organization. In that role, he oversaw $60 billion in assets across 70 funds, including index and enhanced index strategies, as well as hedge and structured products sold to institutional and managing global equity strategies. Mr. Costa has over 21 years of experience in the investment industry. He earned his Bachelor’s degree in quantitative business analysis from Pennsylvania State University and his M.B.A. from New York University, and he holds the Chartered Financial Analyst designation.

EXHIBIT B

How has ING IM performed in the past managing similar accounts?

The chart below compares the performance of ING Disciplined Small Cap Value Portfolio (the “Disciplined Portfolio”), a fund managed by ING IM in a style substantially similar to the Fund, against relevant benchmark indices and a Morningstar Category average. Disciplined Portfolio’s past performance is no guarantee of future results.  If ING IM is approved by shareholders as an additional sub-adviser to the Fund, ING IM would manage its portion of the Fund’s assets in a style that is substantially similar to that of its Disciplined Portfolio.

Cumulative Total Returns — As of December 31, 2006

	1 Mo	3 Mo	5 Mo	Inception(2)
ING Disciplined Small Cap Value Portfolio — I Class(1)	0.92%	9.26%	11.26%	9.70%
Morningstar Small Value Category Average	0.39%	8.50%	8.75%	4.70%
Russell 2000® Value Index	0.87%	9.03%	13.38%	8.50%
Russell 2000® Index	0.33%	8.90%	13.06%	3.90%

(1)           Performance is net of fees and expenses.

(2)           Inception Date:  April 28, 2006

EXHIBIT C

[ING LOGO]

May 1, 2007

VIA EDGAR

Mr. Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:          ING Equity Trust

(File No. 811-8817)

Dear Mr. Thompson;

ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments